UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13G
                             (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                       PURSUANT TO RULE 13d-2(b)

               UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        SCC COMMUNICATIONS CORP.
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                            (Name of Issuer)


                   Common Stock, par value $.001 per share
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                     (Title of Class of Securities)


                               78388X 10 5
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                           (CUSIP Number)


                              October 8, 1999
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            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [  ]   Rule 13d-1(b)
         [X ]   Rule 13d-1(c)
         [  ]   Rule 13d-1(d)

                            (Continued on following pages)

                                  (Page 1 of 8 Pages)


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CUSIP NO.  78388X 10 5             13G                    PAGE  2  OF 8  PAGES
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 1.  NAME OF REPORTING PERSON                           SBC Communications Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              43-1301883
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [    ]
                                                                   (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
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                           5.  SOLE VOTING POWER                            0
         NUMBER OF
         SHARES            ---------------------------------------------------
      BENEFICIALLY         6.  SHARED VOTING POWER                  1,645,214
        OWNED BY
         EACH              ---------------------------------------------------
     REPORTING             7.  SOLE DISPOSITIVE POWER                       0
      PERSON
        WITH               ---------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER             1,645,214
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       1,645,214
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                    [   ]
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    15%
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12.  TYPE OF REPORTING PERSON                                             HC
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CUSIP NO.   78388X 10 5             13G                   PAGE  3  OF 8  PAGES
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 1.  NAME OF REPORTING PERSON                            Ameritech Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             36-3251481
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [    ]
                                                                  (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware
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                           5. SOLE VOTING POWER                            0
      NUMBER OF
        SHARES             ---------------------------------------------------
    BENEFICIALLY           6. SHARED VOTING POWER                   1,645,214
      OWNED BY
      EACH                 ---------------------------------------------------
    REPORTING              7. SOLE DISPOSITIVE POWER                        0
      PERSON
    WITH                   ---------------------------------------------------
                           8. SHARED DISPOSITIVE POWER              1,645,214
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       1,645,214
------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (9) EXCLUDES CERTAIN SHARES                                  [   ]
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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  15%
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12.    TYPE OF REPORTING PERSON                                           CO
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

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CUSIP NO.  78388X 10 5                   13G            PAGE  4  OF 8  PAGES
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 1.  NAME OF REPORTING PERSON                 SBC Venture Capital Corporation
                                  (formerly Ameritech Development Corporation)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [    ]
                                                                  (b)  [    ]
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 3.  SEC USE ONLY

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 4.  CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
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                           5.  SOLE VOTING POWER                            0
        NUMBER OF
         SHARES            ---------------------------------------------------
      BENEFICIALLY         6.  SHARED VOTING POWER                  1,645,214
        OWNED BY
          EACH             ---------------------------------------------------
        REPORTING          7.  SOLE DISPOSITIVE POWER                       0
        PERSON
        WITH               ---------------------------------------------------
                           8.  SHARED DISPOSITIVE POWER             1,645,214
------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                       1,645,214
------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                     [   ]
------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    15%
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12.  TYPE OF REPORTING PERSON                                             CO
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                                                         PAGE  5  OF 8  PAGES

Item 1(a)   Name of Issuer:

            SCC Communications Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices

            6285 Lookout Road
            Boulder, Colorado  80301

Item 2(a).  Names of Persons Filing

            SBC Communications Inc. ("SBC") and its wholly-owned subsidiaries:
            Ameritech Corporation, a first-tier subsidiary ("Ameritech"), and SBC Venture Capital Corporation (formerly known as Ameritech Development Corporation) ("SBC Venture"), a subsidiary of Ameritech. All securities of the issuer are held by SBC Venture.

Item 2(b).  Address of Principal Business Office

            SBC Communications Inc.
            175 E. Houston Street
            San Antonio, Texas 78205

            Ameritech Corporation
            30 South Wacker Drive
            Chicago, Illinois  60606

            SBC Venture Capital Corporation
            175 E. Houston Street
            San Antonio, Texas  78205

Item 2(c).  Citizenship

            Each of SBC, Ameritech and SBC Venture are incorporated in the State of Delaware.

Item 2(d).  Title of Class of Securities

            Common Stock, par value $.001 per share.

Item 2(e).  CUSIP Number

            78388X 10 5

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

                                                         PAGE  6  OF 8  PAGES
Item 4.   Ownership

          (a)   Amount beneficially owned:  1,645,214 common shares

          (b)   Percent of class:  15

          (c)   Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote:  0
                (ii)   Shared power to vote or to direct the vote:  1,645,214
                (iii)  Sole power to dispose or to direct the disposition of: 0
                (iv)   Shared power to dispose or direct the disposition of:
                       1,645,214

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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                                                          PAGE  7  OF 8  PAGES

                              SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        SBC COMMUNICATIONS INC.


                                        By:  /s/ Liam S. Coonan
                                             Liam S. Coonan
                                             Executive Vice President and
                                             Associate General Counsel



                                        AMERITECH CORPORATION


                                        By:  /s/ John J. Stephens
                                             John J. Stephens
                                             Vice President - Texas


                                        SBC VENTURE CAPITAL CORPORATION


                                        By:  /s/ Keli L. Flynn
                                             Keli L. Flynn
                                             Vice-President





Dated:  January 3, 2000

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                                                        PAGE  8  OF 8  PAGES



                          Exhibit to Schedule 13G

                          JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of SCC Communications Corp. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:    January 3, 2000

                                        SBC COMMUNICATIONS INC.


                                        By:  /s/ Liam S. Coonan
                                             Liam S. Coonan
                                             Executive Vice President and
                                             Associate General Counsel



                                        AMERITECH CORPORATION


                                        By:  /s/ John J. Stephens
                                             John J. Stephens
                                             Vice President - Texas


                                        SBC VENTURE CAPITAL CORPORATION


                                        By:  /s/ Keli L. Flynn
                                             Keli L. Flynn
                                             Vice-President